Trent Murch

Tel 312.456.1015

Fax 312.899.0394

murcht@gtlaw.com

March 8, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Julie Rizzo

Re:	CNH Capital Receivables LLC
Registration Statement on Form S-3
Filed November 19, 2010
File No. 333-170703

Ladies and Gentlemen:

On behalf of CNH Capital Receivables LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated January 26, 2011 from the staff (the “Staff”) of the Securities and Exchange Commission to Michael P. Going, the Senior Vice President and General Counsel of CNH Global N.V., we submit herewith, electronically via EDGAR, Amendment No. 3 to the above-referenced registration statement on Form S-3.  In addition, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 3, which have been marked to show changes from Amendment No. 2 to the registration statement as filed on January 14, 2011.  Amendment No. 3 reflects changes made in response to the Comment Letter.

The Registrant’s response to the Comment Letter is set forth below.  The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Depositor’s responses.  The numbers correspond to the numbered paragraphs in the Comment Letter.  Page references in the Depositor’s responses are references to the page numbers in the aforementioned marked copy of the amendment. Capitalized terms not defined herein have the meaning assigned to them in the above captioned registration statement.   Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the issuer under Regulation AB.

Prospectus

Risk Factors, page 2

You will bear the reinvestment risk and other interest rate risk, page 2

1.                                      We note your response to prior comment 5 and reissue in part.  Please revise to provide bracketed form disclosure indicating that you will describe the nature of the modification(s) and provide data regarding the number of modified loans in the Summary of Terms section and The Receivables Pool section of the prospectus supplement.

Response:

Bracketed disclosure has been added indicating that the nature of modifications and the number of modified loans by category of modification will be included in the Summary of Terms section and The Receivables Pool section of the prospectus supplement.

Origination of Receivables, page 7

Loan/Lease-to-Value Ratio, page 9

2.                                      We note your response to prior comment 7.  Please confirm that the asset pool will not include any loans that are exceptions to the underwriting criteria.  If the asset pool will include loans that are exceptions to the underwriting criteria, revise to provide bracketed form disclosure indicating that you will describe the nature of the exception(s) and provide data regarding the number of exception loans in the Summary of Terms section and The Receivables Pool section of the prospectus supplement.

Response:

The asset pool will not contain any loans that are exceptions to the underwriting criteria.

Signatures

3.                                      Please file as an exhibit to your registration statement a certified copy of the resolution of the board of directors authorizing the use of power of attorney to sign the registration statement on behalf of the registrant.  Refer to Item 601(b)(24) of Regulation S-K.

Response:

A certified copy of the Board resolutions has been filed as an Exhibit to this Amendment.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact the undersigned at (312) 456-1015.

Sincerely,

/s/ Trent M. Murch
Trent M. Murch

cc:  Michael P. Going, CNH Global N.V.